EXHIBIT 4.2

DESCRIPTION OF COMMON STOCK
The following describes the general terms and provisions of the common stock and certain provisions of the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and Amended and Restated Bylaws (the “Bylaws”) of Cannae Holdings, Inc. (the “Company”), and certain related rights. This description is only a summary, does not purport to be complete, and is subject to and qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws, each of which have been filed with the Securities and Exchange Commission.
General
The authorized capital stock of the Company consists of 115,000,000 shares of common stock, par value $0.0001per share (the “common stock”), and 10,000,000 shares of preferred stock (the “preferred stock”), par value $0.0001 per share. The common stock is listed on the New York Stock Exchange under the symbol “CNNE.”
Voting Rights
Each outstanding share of common stock entitles the holder thereof to one vote for each share held of record on the applicable record date on all matters to be voted upon by the stockholders. Holders of common stock shall vote on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. The Company’s stockholders are not entitled to cumulative voting of their shares in elections of directors.
Dividend Rights
Subject to applicable law and the preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Company’s board of directors (the “Board of Directors”) and paid out of funds legally available therefor.
No Preemptive, Conversion, Redemption or Similar Rights
Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, the holders of common stock are entitled to share ratably in all assets remaining after payment of the Company’s debts and other liabilities, and after payment of the preferential and other amounts, if any, to which holders of then outstanding preferred stock, if any, may be entitled.
Registration Rights
The Company is party to separate registration rights agreements with each of Chicago Title Insurance Company, Fidelity National Title Insurance Company and Commonwealth Land Title Insurance Company in respect of the shares of common stock held by such holder immediately following the Company’s split-off (the “Split-Off”) from Fidelity National Financial, Inc. (“FNF”). These agreements provide these stockholders (and their permitted transferees) with the right to require the Company, at its expense, to register shares of the common stock held by them. The agreements also provide that the Company is required to pay certain expenses of these electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act of 1933, as amended.
Voting Agreement
The Company entered into a voting agreement with FNF, pursuant to which FNF agreed to appear or cause all shares of the Company’s common stock that FNF or its subsidiaries, as applicable, own after the Split-Off to be counted as present at any meeting of the Company’s stockholders, for the purpose of establishing a quorum, and agreed to vote all of such shares (or cause them to be voted) in the same manner as, and in the same proportion to, all shares voted by holders of the Company’s common stock (other than FNF and its subsidiaries).
Certain Certificate of Incorporation and Bylaw Provisions
Number of Directors. The Certificate of Incorporation provides that the Board of Directors shall consist of not less than one and not more than 12 members, with the exact number of members to be determined from time to time by resolution adopted by the Board of Directors. On September 18, 2019, the Board of Directors adopted a resolution increasing to nine the size of the Board of Directors. The Board of Directors is divided into three classes, designated Class I, Class II and Class III. The Certificate of Incorporation also provides that, subject to any rights of any preferred stock then outstanding, any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding capital stock of the Company then entitled to vote generally in the election of directors, considered for this purpose as one class.

Special Meetings. The Certificate of Incorporation provides that special meetings of stockholders may be called by a majority vote of the Board of Directors or by the Company’s executive chairman, chief executive officer or president, as applicable, and may not be called by any other person or persons. Stockholders may not call a special meeting or require that the Board of Directors call a special meeting of stockholders.

Blank Check Preferred. The Certificate of Incorporation provides for 10,000,000 shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer or otherwise. To the extent the Board of Directors causes shares of preferred stock to be issued, the voting or other rights of a potential acquirer might be diluted. Any such issuance may have the effect of delaying, deterring or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). By virtue of not opting out of Section 203 of the DGCL in the Certificate of Incorporation, the Company is subject to Section 203 of the DGCL, Section 203 of the DGCL generally prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation's voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation's voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) at or after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.